

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2013

<u>Via Email</u>
Josh Hirsberg
Senior Vice President,
Chief Financial Officer and Treasurer
Boyd Gaming Corporation
3883 Howard Hughes Parkway
Ninth Floor
Las Vegas, NV 89169

  **Re: Boyd Gaming Corporation**
     **Form 10-K**
     **Filed March 7, 2012**
     **File No. 001-12882**

Dear Mr. Hirsberg:

  We have reviewed your response letter dated March 15, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Financial Statements

Note 5. Assets Held for Development, page 139

1) We note your disclosure that in December 2012, you reconsidered your commitment to complete the Echelon project concluding that you would not resume development. We further note that you recorded an impairment charge related to this project of approximately $994 million and the project was sold on March 4, 2013. Please provide us with a timeline of events leading up to the sale and the facts and circumstances that lead to your decision to cease development of Echelon. Tell us how these facts and circumstances were different from the ones that existed when you filed your 10-Q for the period ending September 30, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka at (202) 551-3856 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant